October 2, 2019

Dai Zheng
Chief Executive Officer
WeTrade Group Inc.
No. 1 Gaobei South Coast
Yi An Men 111 Block 37
Chao Yang District
Beijing City, People's Republic of China

       Re: WeTrade Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 20, 2019
           File No. 333-233165

Dear Mr. Zheng:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2019 letter.

Amendment No.1 to Registration Statement on Form S-1

General

1. Please clarify whether you have a Cayman Island holding company as you indicate on page 25 or revise to remove such reference.
Use of Proceeds, page 26

2. We note your response to prior comment 3, however, it appears that various inconsistencies continue to exist throughout the filing. Please address the following, which may not be an all-inclusive list, and revise your disclosures as necessary:
 Dai Zheng
WeTrade Group Inc.
October 2, 2019
Page 2
           Page 52 indicates that you will be able to develop your business as planned if you raise a minimum of $150,000 from this offering. However, on page 2 you state that raising $150,000 will leave no funds available for business development while page
           28 indicates that raising a minimum of $100,000 would be sufficient to implement your business plan.
           Page 52 states that a minimum of $50,000 is required for the next 12 months for professional fees in order to remain a reporting company, while page 28 states that the minimum is estimated to be $25,000.
Business Plan Outline, page 36

3. We note your response to prior comment 6. Please revise here to describe with specificity your plan for the next twelve months. Provide your detailed plan of operation, including specific milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, the expected sources of funding, and how you are to incorporate artificial intelligence and big data.
Information with Respect to the Registrant
Business Plan Outline, page 36

4. Please specifically disclose the factual bases for and the context of all your estimates, including those related to the number of your registered users within six months and two years.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Barbara Jacobs, Chief, Office of Assessment and Continuous
Improvement, at (202) 551-3735 with any other questions.



                                                           Sincerely,
FirstName LastNameDai Zheng
                                                           Division of
Corporation Finance
Comapany NameWeTrade Group Inc.
                                                           Office of Technology
October 2, 2019 Page 2
cc:       Kurt Benedict
FirstName LastName